SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Fulfillment of the Step Down Condition of the Rate of the First Series of the 6th Debenture Issue

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs the debenture holders of the 6th (sixth) Issue of Unsecured Simple Debentures Not Convertible into Shares, with Additional Personal Guarantee, in Two Series, for Public Distribution, with Restricted Efforts, of Copel Distribuição S.A. (“Debenture Holders”, and “6th Debenture Issue") that on May 19, 2022, its full replacement Copel Distribuição S.A. obtained registration as a Category “B” publicly-held company with the CVM.

Accordingly, the Company informs that the Spread of the First Series applicable as of the next Capitalization Period will be equivalent to one hundred percent (100%) of the accumulated variation of the average daily DI (Interbank Deposits) rates, “over extra group”, expressed as an annual percentage based on a calendar year of two hundred and fifty-two (252) business days, calculated and published daily by B3 S.A. – Brasil, Bolsa, Balcão, on its daily newsletter, available on its website (http://www.B3.com.br), plus a spread of one point seventy-five percent (1.75%) per year, based on a calendar year of two hundred and fifty-two (252) business days, on the Face Value of First Series Debentures or balance of the Face Value of First Series Debentures, as applicable, from the First Payment Date or from the immediately previous Payment Date of First Series Debentures Remuneration (as defined below), as applicable.

Moreover, the Company, the Trustee, and the Guarantor executed the second amendment to the “Indenture of the 6th (sixth) Issue of Unsecured Simple Debentures Not Convertible into Shares, with Additional Personal Guarantee, in Two Series, for Public Distribution, with Restricted Efforts, of Copel Distribuição S.A.” (“Indenture”), to reflect the Adjusted Spread of the First Series of the 6th Debenture Issue.

The terms capitalized in singular or plural, not otherwise defined in this Notice, shall have the meanings attributed to them in the Indenture, even after their use.

Curitiba, June 30, 2022.

Ana Letícia Feller

Chief Corporate Management Officer acting as Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 30, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.